HOLDING

04045314

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Dagmar Roed
Telephone +49/89/20 30 07-773
Fax +49/89/20 30 07-772
E-mail Dagmar.Roed
@HypoRealEstate.com

SEC MAIL RECEIVED PROCESSING
OCT 04 2004
WASH. D.C.

Rule 12g3-2(b) File No.
82-34748

Date 01 October 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen

Dagmar Roed

Enclosures

(1) 30 September 2004	Press release: Hypo Real Estate Bank International, Japan, finances part of Lone Star's Investment into the Kokusai Akasaka Building and the Kokusai Shin Akasaka Buildings, Tokyo
(2) 29 September 2004	Press release: Hypo Real Estate Bank International, Stockholm, finances the acquisition of 32 retail properties in Sweden by JER Partners from AXFAST – Financing Volume approximately EUR 60 million including Capex facility
(3) 22 September 2004	Press release: Hypo Real Estate Bank International opens in Hong Kong

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Press release

Hypo Real Estate Bank International, Japan, finances part of Lone Star's investment into the Kokusai Akasaka Building and the Kokusai Shin Akasaka Buildings, Tokyo

Tokyo/Dublin/Munich, September 30th 2004: Hypo Real Estate Capital Japan Corporation (HRECJC), a 100% subsidiary of Hypo Real Estate Bank International, is providing an essential part in the financing for the Lone Star Group investment into the Kokusai Akasaka Building and the Kokusai Shin Akasaka Buildings, Tokyo. The arrangement of financing with a total amount of approximately JPY 100 billion (around 769 million euros) in debt divides into a senior A tranche provided by a local debt investor to which HRECJC added a JPY 56 billion (around 430 million euros) mezzanine B tranche. The deal is HRECJC's first major finance transaction since its start of operation in July 2004.

Juergen Fenk, member of the board of executive directors of Hypo Real Estate Bank International: "We are proud that in our first major transaction in Japan we were able to support a major professional global investor, on a significantly large transaction together with a prominent local debt investor."

Dr. Leonard Meyer zu Brickwedde, President and Chief Executive Officer of Hypo Real Estate Capital Japan Corporation: "When we opened our operation in Japan in July we made a strong verbal commitment about our intention in this real estate market. I am very happy that so soon we were able to deliver first proof."

Note to editors

Hypo Real Estate Capital Japan Corporation
Hypo Real Estate Capital Japan Corporation is a 100% subsidiary of Hypo Real Estate Bank International. The company commenced operations on July

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

1st 2004, and its range of services comprises large commercial real estate financing as well as the structuring of major transactions and portfolio financing. These services are targeted at Japanese and international professional real estate investors. Hypo Real Estate Capital Japan Corporation is headed by Dr. Leonard Meyer zu Brickwedde.

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International, Dublin, is a member of the Hypo Real Estate Group (HREG), one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational listed holding company and three operational business units. Besides Hypo Real Estate Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, Germany.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International, Stockholm, finances the acquisition of 32 retail properties in Sweden by JER Partners from AXFAST – Financing Volume approximately EUR 60 million including Capex facility

Stockholm/Dublin/Munich, September 29th 2004: Hypo Real Estate Bank International, Stockholm, is providing 60 million euros in structured acquisition financing including a Capex facility to JER Partners for the purchase of 32 retail properties from AXFAST. The acquired portfolio comprises over 110,000 square metres of retail space in cities throughout Sweden. The majority of the properties are in town centre locations and are leased to national retail chains including Hemköp, Willys and Åhléns. The acquisition is expected to close by the end of October 2004.

Constantin Graf Stolberg, Managing Director of Hypo Real Estate Bank International, Scandinavia, comments: "Our team is very pleased to conclude this deal with such a well reputed partner. The acquisition is the first transaction for JER in Sweden and it is further evidence of the increasing activity of foreign property investors in the Nordic markets and in particular in the retail sector."

Note to the editors

Hypo Real Estate Bank International
Hypo Real Estate Bank International, Dublin, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, in Germany. Headed by Constantin Graf Stolberg, the Stockholm branch is responsible for the bank's operations in the Nordic region. In the 3 years since its inception the team has built up a portfolio of

Hypo Real Estate Group
Press departrment
Unsöldstr. 2
80538 Munich

1.3 billion euros - including the time before the spin-off of Hypo Real Estate Group from HVB.

JER Partners
JER Partners, a subsidiary of the J.E. Robert Companies, is a fully integrated real estate investment management company with more than 23 years of experience in sourcing, underwriting and managing a broad spectrum or real estate products. Since beginning its fund management business in 1997, JER Partners has managed over €2.8 billion in assets worldwide, including over €1 billion in Europe.

Press contact:
Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International opens in Hong Kong

Hong Kong/Dublin/Munich, September 22nd 2004: Hypo Real Estate Bank International, Dublin, is launching its operations in Hong Kong, having last month been granted a banking licence.

The branch offers a wide range of services, including large commercial real estate financing, advice on the structuring of major transactions and portfolio financing. It will provide these services to both Chinese and foreign real estate developers as well as international professional real estate investors. Hypo Real Estate Bank International Hong Kong branch, will be headed by Dr. Gerhard Hinterhäuser. It will commence operations with a staff of 22.

"The rapidly growing Chinese market offers great opportunities. The structural and legal environment for real estate financing has greatly improved in the past 10 years. However, a market that is developing so fast asks for a careful and conservative approach," says Jürgen Fenk, member of the board of Hypo Real Estate Bank International. "Based on our business model we will proceed very selectively. Each transaction must be profitable in itself and must have risk return profiles that correspond to the bank's overall strategy."

Dr. Gerhard Hinterhäuser added: "We will focus on well established relationships with leading players in the regional property markets and emphasize stringent risk management standards in both project structuring and cash-flow analysis. Hong Kong with its established global reach and superior infrastructure is the perfect base for us to expand into the Chinese market."

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 München

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International, Dublin, is a member of the Hypo Real Estate Group (HREG), one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational listed holding company and three operational business units.

Besides Hypo Real Estate Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, Germany.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com